Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
Goldman Sachs & Co. LLC
200 West Street
New York, NY 10282
J.P. Morgan Securities LLC
383 Madison Avenue
New York, NY 10179
KeyBanc Capital Markets Inc.
127 Public Square
Cleveland, Ohio 44114
November 16, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Semrush Holdings, Inc. Registration Statement on Form S-1 (File No. 333-261133)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of Semrush Holdings, Inc. a Delaware corporation (the “Company”), that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on November 18, 2021, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.
Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.
[Signature Page Follows]

Very truly yours,

Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.

As Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC
By:	/s/ Emeel Salem
	Name:	Emeel Salem
	Title:	Vice President

GOLDMAN SACHS & CO. LLC
By:	/s/ Rebecca Steinthal
	Name:	Rebecca Steinthal
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC
By:	/s/ Ilana Foni
	Name:	Ilana Foni
	Title:	Vice President

KEYBANC CAPITAL MARKETS INC.
By:	/s/ Renn Anderson
	Name:	Renn Anderson
	Title:	Director
[Signature Page to Underwriters’ Acceleration Request Letter]